UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Brigham Exploration Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

109178103

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109178103	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

2

This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 10, 2001, as amended by Amendment No. 1 filed on April 9, 2001, as amended by Amendment No. 2 filed on January 8, 2003, as amended by Amendment No. 3 filed on December 12, 2005, as amended by Amendment No. 4 filed on August 1, 2008 and as amended by Amendment No. 5 filed on August 31, 2009 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D” and, as amended by this Amendment No. 6, the “Statement”) with respect to the Common Stock, $0.01 par value per share (the “Shares”), of Brigham Exploration Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following before the last two paragraphs of Item 4:

On August 28, 2009, Funding III sold 951 Shares, ESC II sold 10,658 Shares, MBP sold 55,551 Shares, DOP sold 3,031 Shares, DOP-1 sold 1,013 Shares, DOP-2 sold 722 Shares, MBP GmbH sold 479 Shares, MPII sold 96 Shares, and MPIII sold 5,866 Shares, at an average price of $7.0383 per Share.

On September 1, 2009, Funding III sold 16,844 Shares, ESC II sold 188,776 Shares, MBP sold 983,942 Shares, DOP sold 53,685 Shares, DOP-1 sold 17,940 Shares, DOP-2 sold 12,780 Shares, MBP GmbH sold 8,479 Shares, MPII sold 1,693 Shares, and MPIII sold 103,895 Shares, at an average price of $7.4851 per Share.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)

As of September 1, 2009, the Reporting Person may be deemed to beneficially own an aggregate of 3,868,920 Shares, consisting of (i) 45,565 Shares held directly by Funding III, (ii) 510,681 Shares held directly by ESC II, (iii) 2,661,784 Shares held directly by MBP, (iv) 145,231 Shares held directly by DOP, (v) 48,531 Shares held directly by DOP-1, (vi) 34,571 Shares held directly by DOP-2, (vii) 22,937 Shares held directly by MBP GmbH, (viii) 4,581 Shares held directly by MPII, (ix) 281,060 Shares held directly by MPIII and (x) 113,979 Shares held directly by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 4.7% of the outstanding Shares of the Company.
To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Holdings Inc., CS Cap, the DLJ Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares.
(b)

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares

3

among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Holdings Inc., CS Cap and the DLJ Entities.
(c)

Except as specifically set forth in this Statement, to the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedules A-1 through A-10 hereto has effected any transactions in the Shares during the period beginning August 27, 2009 and ending September 1, 2009, inclusive. Schedule B, which is incorporated herein by reference, sets forth certain transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning August 27, 2009 and ending September 1, 2009, inclusive.

(d)

No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Holdings Inc., CS Cap or the DLJ Entities.

(e)	September 1, 2009.

4

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2009

CREDIT SUISSE

By:	/s/ Ivy Dodes
Name:	Ivy Dodes
Title:	Managing Director

5

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department and Head of the Global Markets Solution Group	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking and Americas region Human Resources	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Global Investment Banking Division	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking division and Americas region	United States
Gael de Boissard	One Cabot Square London, Great Britain	Head of Global Securities, Co-Head in the Europe, Middle East and Africa (EMEA) region and Head of the Global Rates and Foreign Exchange Group	France
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Equities and Securities Sales and Research	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Proprietary Trading	United States
David Mathers	One Cabot Square London, Great Britain	Head of Finance and Strategy for Investment Banking Division	Great Britain
Jonathan McHardy	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Fixed Income Emerging Markets, Commodities, Life Finance, Special Opportunities and Tax	Great Britain
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and co-General Counsel for the Investment Banking division	United States

Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa region	United States
Christina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporation Communications for the Investment Banking division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJMB FUNDING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJMB Funding III, Inc. The business address of DLJMB Funding III, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operating Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Executive Vice President	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer Funds Management and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Thomas Provost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking III, Inc. The business address of DLJ Merchant Banking III, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Principal	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Principal	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Dave W. Chitty	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Chief Executive Officer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Howie Shams	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert P. Solwer	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Augustine Vargetto	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operation Officer	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Schedule B

The following table lists the trades effected by the indicated entity during the period beginning August 27, 2009 and ending September 1, 2009, inclusive.  All trades were effected in ordinary trading on the date and exchange listed below.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	200.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	64.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	136.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	64.00	Shares	6.94	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	1,000.00	Shares	6.93	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	500.00	Shares	6.89	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.89	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	400.00	Shares	6.89	USD	NASDAQ
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.87	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	100.00	Shares	6.87	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Buy	300.00	Shares	6.86	USD	Third Market
8/27/09	CS Sec USA LLC (FBC)	Sell	72,313.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	623.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	1,318.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	124.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	939.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	13,874.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	3,945.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	7,636.00	Shares	6.969	USD	Over the Counter
8/27/09	CS Sec USA LLC (FBC)	Sell	1,238.00	Shares	6.969	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	28.00	Shares	7.1	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	300.00	Shares	6.82	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	23.00	Shares	6.82	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.81	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	7.00	Shares	6.86	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	55.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	300.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	55.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.855	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	42.00	Shares	6.89	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	56.00	Shares	6.87	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	21.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	90.00	Shares	6.87	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	23.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Pacific Stock Exchange
8/28/09	CS Sec USA LLC (FBC)	Sell	21.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	40.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.86	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	23.00	Shares	6.85	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	23.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	21.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.87	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	23.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.86	USD	Third Market
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	6.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	194.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	12.00	Shares	6.84	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	156.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	40.00	Shares	6.83	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	123.00	Shares	6.85	USD	NASDAQ
8/28/09	CS Sec USA LLC (FBC)	Sell	55,551.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	1,013.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	5,866.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	10,658.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	951.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	96.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	3,031.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	479.00	Shares	7.038	USD	Over the Counter
8/28/09	CS Sec USA LLC (FBC)	Sell	722.00	Shares	7.038	USD	Over the Counter
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.62	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.62	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.62	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	193.00	Shares	6.62	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	300.00	Shares	6.63	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.61	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	200.00	Shares	6.61	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.58	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.53	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.53	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.53	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.53	USD	Pacific Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.515	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.51	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.66	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	42.00	Shares	6.66	USD	Third Market
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.61	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	6.00	Shares	6.61	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	138.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	128.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	95.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	8.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	92.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	22.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	165.00	Shares	6.53	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	46.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	100.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	192.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	50.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	144.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	111.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	109.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	105.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	107.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	189.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	139.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	147.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Sell	110.00	Shares	6.54	USD	NASDAQ
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Buy	141.00	Shares	6.86	USD	Philadelphia Stock Exchange
8/31/09	CS Sec USA LLC (FBC)	Sell	11,240.00	Shares	6.55	USD	Third Market
9/1/09	CS Sec USA LLC (FBC)	Buy	4,800.00	Shares	7.051	USD	Unknown
9/1/09	CS Sec USA LLC (FBC)	Sell	1,693.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	8,479.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	16,844.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	983,942.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	53,685.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	12,780.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	17,940.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	103,895.00	Shares	7.485	USD	Over the Counter
9/1/09	CS Sec USA LLC (FBC)	Sell	188,776.00	Shares	7.485	USD	Over the Counter
9/1/09	Credit Suisse Capital LLC (BDL)	Sell	4,800.00	Shares	7.051	USD	Unknown